Exhibit 12.1
Education Management LLC
Computation of Ratio of Earnings to Fixed Charges (Unaudited)
(Dollars in millions)

	2008	2009	2010	2011	2012

Computation of fixed charges
Interest expense	$156.5	$149.3	$115.8	$118.2	$109.3
Amortization of debt issuance costs	7.7	7.8	8.1	6.5	1.1
Portion of rental expense representative of interest	27.1	30.8	35.8	39.4	39.3
Total fixed charges	$191.3	$187.9	$159.7	$164.1	$149.7
Computation of earnings
Income before income taxes	$105.8	$165.4	$250.3	$369.4	$(1,529.2)
Fixed charges per above	191.3	187.9	159.7	164.1	149.7
Total earnings	$297.1	$353.3	$410.0	$533.5	$(1,379.5)
Ratio of earnings to fixed charges	1.6	1.9	2.6	3.3	(9.2)